October 28, 2019

Chicago

New York

Washington, DC

London

San Francisco

Los Angeles

Singapore

vedderprice.com

Nathaniel Segal

Counsel

+1 312 609 7747

nsegal@vedderprice.com

BY ELECTRONIC MAIL AND EDGAR TRANSMISSION

Mr. Sonny Oh, Esq.

Senior Counsel

Division of Investment Management—Disclosure Review

and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Brighthouse Life Insurance Company

Initial Registration Statements on Form S-3

Brighthouse Shield® Level Select 3-Year Annuity (File No. 333-233235)

Brighthouse Shield® Level Select 6-Year Annuity (File No. 333-233239)

Brighthouse Shield® Level 10 Advisory Annuity (File No. 333-233240)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC” or the “Registrant”), we are responding to the additional comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on October 25, 2019 with regard to the Registration Statements on Form S-3 (the “Registration Statements”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on August 13, 2019, which relate to the Brighthouse Shield® Level Select 3-Year Annuity, Brighthouse Shield® Level Select 6-Year Annuity and Brighthouse Shield® Level 10 Advisory Annuity, which are individual single premium deferred index-linked separate account annuity contracts (referred to herein as the “Contracts”) to be issued by BLIC. (For ease of reference, the Contracts may be referred to herein individually as “Shield Level 3,” “Shield Level 6” and the “Advisory Annuity,” respectively.) As noted in the transmittal letter accompanying the Registration Statements, the primary purpose for which the Registration Statements were filed was to register additional interests in the Contracts.

For ease of reference, each of the additional comments of the Staff is set forth below, followed by the Registrant’s response.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the prospectuses. Unless indicated otherwise, page references refer to the marked courtesy copy of the

222 North LaSalle Street  |  Chicago, Illinois 60601  |  T +1 312 609 7500  |  F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

CHICAGO/#3373878.4

Sonny Oh

October 28, 2019

Advisory Annuity prospectus provided to the Staff. Notwithstanding the foregoing, the Registrant understands and acknowledges that except where specifically indicated otherwise, each of the Staff’s comments pertain to each of Shield Level 3, Shield Level 6 and Advisory Annuity.

1.        Distribution of the Contracts (pages 47-48)

Comment:    The Staff notes the following Comment 9(a) provided to Registrant’s counsel on October 10, 2019: In the discussion of Brighthouse Securities, LLC (appearing in the first two paragraphs in the section captioned “Distribution of the Contracts”), briefly describe the nature of any obligation of the underwriter to take and pay for the securities registered by the Registration Statements. As noted in correspondence to the Staff dated October 25, 2019 (the “Initial Response Letter”), the Registrant added—as the new first sentence of the second paragraph in the section captioned “Distribution of the Contracts”—disclosure that “Brighthouse Securities is not required to sell any specific number or dollar amount of Contracts.” The Staff notes that the foregoing disclosure does not address the specific requirement of the instruction to paragraph 508(a) of Regulation S-K. The instruction states that “[a]ll that is required as to the nature of the underwriters’ obligation is whether the underwriters are or will be committed to take and to pay for all of the securities if any are taken, or whether it is merely an agency or the type of best efforts arrangement under which the underwriters are required to take and to pay for only such securities as they may sell to the public.” Accordingly, please further revise the disclosure at issue to indicate whether Brighthouse Securities is required to take and to pay for any Contracts.

Response:    In response to the Staff’s follow-up comment, in the section captioned “Distribution of the Contracts,” the Registrant has further revised the new first sentence of the second paragraph as follows: “Brighthouse Securities is not obligated to take and pay for, and is not required to sell, any specific number or dollar amount of Contracts.”

2.         State Variations (page 50)

Comment:    The Staff notes the Registrant’s response to Comment 10 in the Initial Response Letter regarding the State Variations disclosure and requests that the Registrant supplementally provide a representation to the Staff that the prospectus describes all material variations of the Contract.

Response:    On behalf of the Registrant, we have confirmed that the Registrant represents that the prospectus describes all material variations of the Contract.

CHICAGO/#3373878.4

Sonny Oh

October 28, 2019

Very truly yours,

/s/ Nathaniel Segal_

Nathaniel Segal

Counsel

Cc:	Michele H. Abate, Associate General Counsel, Brighthouse Financial, Inc.

Dionne Sutton, Corporate Counsel, Brighthouse Financial, Inc.

W. Thomas Conner, Shareholder, Vedder Price P.C.

CHICAGO/#3373878.4